Exhibit 21

Subsidiaries of the Registrant

Parent

William Penn Bancorp, Inc.

Subsidiaries	State or Other Jurisdiction of Incorporation	Percentage Ownership

William Penn Bank, FSB	United States	100%

Subsidiaries of William Penn Bank, FSB

WPSLA Investment Corporation	Delaware	100%